

REDFLEX
G R O U P

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel: +613 9674 1888
Web: www.redflex.com.au

9 February 2006

Office of International Corporate F
Division of Corporate Finance
Securities and Exchange Commissi
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


06011398

SUPPL

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully



Marilyn Stephens
Company Secretary

(Enclosures)



Schedule I

Documents made public since the last submission on 25 January 2006:

Date	Item	Description
30 January 2006	Company Announcement	Redflex announces The City of Baldwin Park, California, partners with Redflex to increase public safety.
3 February 2006	Appendix 3B	New Issue announcement (for 70,000 shares), application for quotation of additional securities and agreement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

REDFLEX HOLDINGS LIMITED

ABN

96 069 306 216

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	70,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.6199 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued pursuant to the exercise of RDFAS unlisted employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 February 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
87,051,974	Ordinary Shares (RDF)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	5	Employee shares fully paid (RDFAI)
		60,000	Options expiring 20 May 2006 exercisable at $1.52 (RDFAO)
		900,000	Options expiring 1 February 2008 exercisable at $0.50 (RDFAR)
		1,325,000	Options expiring 30 September 2008, exercise price at date of issue $0.58 and this increases at the compounding rate of 3% per annum until exercise (RDFAS)
		1,260,000	Options expiring 2 June 2009 exercise price is the VWA price of RDF for the last 5 business days prior to 2 June 2004 ($2.06) adjusted by the movement in the ASX All Ordinaries Index calculated as a percentage from 2 June 2004, being the grant date, to the last business day of the month prior to the date of exercise (RDFAT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Marilyn Stephens
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



REDFLEX
HOLDINGS

Redflex Holdings Limited

ACN 069 306 216

31 Market Street, South Melbourne, Victoria, Australia 3205

Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

The City of Baldwin Park, California Partners with Redflex to Increase Public Safety

30 January 2006. The City of Baldwin Park and Redflex Traffic Systems, a subsidiary of Redflex Holdings Ltd, today executed an agreement to provide a full turnkey red-light photo enforcement program to help substantially increase public safety.

The new contract is for a term of five years with two, two year extension options. The contract scope is for initial implementation of red light photo enforcement in up to 10 intersections.

Located in Los Angeles County with a population in excess of 80,000, Baldwin Park is situated in the San Gabriel Valley. Baldwin Park Police Chief Mark Kling stated "As a result of thorough bid process, it was unanimously determined that Redflex is most qualified of all the competition and the best partner for the City's red-light enforcement needs. After a comprehensive review of the various vendors and technologies available, it was determined that Redflex has the most advanced and proven red light enforcement technologies and was clearly the most experienced company in the industry"

Redflex Traffic Systems Inc has contracts with 96 cities world-wide and, with 80 USA cities under contract, is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red-light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(+613) 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
0011-1-480-9984442